

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010   June 27, 2008

via U.S. mail and facsimile
Mr. Jeffrey Wilkins
Chief Financial Officer
CanArgo Energy Corporation
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles

Re: CanArgo Energy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2008
File No. 1-32145

Dear Mr. Wilkins:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Peter Basilevsky, Esq. (by facsimile-202-818-9606)
Donna Levy